HCFP/Brenner Securities LLC

888 Seventh Avenue – 17th Floor

New York, New York 10106

March 6, 2006

VIA EDGAR AND FACSIMILE

Mr. Duc Dang

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Good Harbor Partners Acquisition Corp.
Registration Statement on
Form S-1; SEC File No. 333-128351

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Good Harbor Partners Acquisition Corp. (the “Company”), the undersigned, as representative of the underwriters of the proposed offering, hereby joins in the request of the Company that the effective date of said Registration Statement be accelerated to 12:00 pm, New York time on March 8, 2006, or as soon thereafter as practicable.

Very truly yours, HCFP/Brenner Securities LLC

By:	/s/ Avi Lipsker
Name: Avi Lipsker Title: Managing Director

HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue

17th Floor

New York, New York 10106

March 6, 2006

VIA EDGAR AND TELECOPY

Mr. Duc Dang

United States Securities and

    Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, D.C. 20549

RE:	Good Harbor Partners Acquisition Corp. (the “Company”) Registration Statement on Form S-1 originally filed September 15, 2005 (FileNo. 333-128351) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of Good Harbor Partners Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated February 1, 2006 was distributed as follows:

145	to individual investors;

743	to NASD members (which included 6 prospective underwriters and selected dealers); and

61	to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated February 1, 2006 has been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

HCFP/BRENNER SECURITIES LLC

By:	/s/ Avi Lipsker
Avi Lipsker
Managing Director